

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

September 3, 2009

<u>Via Mail and Fax</u>

Christopher J. Thomas
Chief Financial Officer
Paragon Shipping Inc.
15 Karamanli Ave., GR 166 73
Voula, Greece

      RE: Paragon Shipping Inc.
             File Number: 001-33655
             Form 20-F for the Year Ended December 31, 2008

Dear Mr. Thomas:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                 Sincerely,

                 Lyn Shenk
                 Branch Chief